SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-37945

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q

For Period Ended: December 31, 2022

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	FlexShopper, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	901 Yamato Road, Suite 260

City, State and Zip Code:	Boca Raton, Florida 33431

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

The Registrant has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for those reasons set forth below.

On March 17, 2023, the Company announced that Richard House, Jr., the Company’s Chief Executive Officer and Principal Executive Officer, had passed away on March 16, 2023.

H. Russell Heiser, Jr., who is currently the Chief Financial Officer of the Company, has been appointed by the Company’s Board of Directors to become the Chief Executive Officer of the Company effective March 20, 2023. In such capacity, Mr. Heiser has been designated as the Principal Executive Officer, in addition to temporarily also being the Principal Financial and Accounting Officer of the Company.

For the foregoing reason, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the audit of the Company’s financial statements, finalizing those disclosures and conclusions required by Section 404(a) of the SOX Act, and procedures and conclusions relating to management’s assessment of the effectiveness of internal controls, and the Company is therefore unable to file the Annual Report by March 31, 2023, the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Annual Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

H. Russell Heiser, Jr., CEO	(561)	419-2906
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

☒ Yes                 ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                 ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the last Form 10-K was filed, the Company has completed an acquisition of a new business in the fourth quarter of 2022. In addition, the Company released the valuation allowance of the deferred tax asset in the second quarter of 2022.

The Company is expecting to report in its Annual Report increased assets, liabilities and net income compared to the year ended December 31, 2021, as a result of these aforementioned events. In addition, the Company is expecting to report in its Annual Report a decrease in operating income compared to the year ended December 31, 2021, as a result of a decrease in originations and an increase in the provision for doubtful accounts due to 2022 macroeconomic conditions.

FlexShopper, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2023	By:	/s/ H. Russell Heiser, Jr.
H. Russell Heiser, Jr.
Chief Executive Officer